UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51447

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

EXPEDIA RETIREMENT SAVINGS PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Expedia Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements under ERISA.

Expedia Retirement Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2011 and 2010

and for the Year Ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Seattle, Washington

June 25, 2012

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Non-interest bearing cash	$23,901	$—
Investments, at fair value	181,573,213	186,347,834
Notes receivable from participants	3,231,944	2,977,451
Contribution receivable	1,039,972	1,015,398
Other receivable	18,139	—

Net assets available for benefits, at fair value	185,887,169	190,340,683

Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(265,199)	(83,050)

Net assets available for benefits	$185,621,970	$190,257,633

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions:
Participant contributions	$29,954,898
Employer contributions	9,549,504
Rollover contributions	4,440,939
Dividend and interest income on investments	4,181,783
Interest income on notes receivable from participants	143,124

Total additions	48,270,248

Deductions:
Transfer out to TripAdvisor Retirement Savings Plan	25,317,721
Benefits paid to participants	16,507,798
Net realized and unrealized depreciation in fair value of investments	11,022,839
Administrative expenses	57,553

Total deductions	52,905,911

Net decrease in net assets available for benefits	(4,635,663)

Net assets available for benefits at:
Beginning of year	190,257,633

End of year	$185,621,970

See accompanying notes.

Notes to Consolidated Financial Statements

1. Description of the Plan

The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18 (21 prior to January 1, 2006). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election. The qualified default investment funds are various Fidelity Freedom Funds.

TripAdvisor Spin-Off

On December 20, 2011, following the close of trading on the Nasdaq Stock Market, Expedia completed the spin-off of TripAdvisor, Inc. (“TripAdvisor”), which consisted of the domestic and international operations previously associated with its TripAdvisor Media Group, to Expedia stockholders. Immediately prior to the spin-off, the Company effected a one-for-two reverse stock split of its outstanding capital stock, with cash paid in lieu of fractional shares. The spin-off was then effected by means of a reclassification of the Company’s capital stock such that for every two shares of Expedia common stock and Class B common stock owned prior to the spin-off and the reverse stock split, one share of new Expedia common stock or Class B common stock and one share of TripAdvisor common stock or Class B common stock was issued at the effective time of the spin-off. On November 1, 2011, the net assets available for benefits of the TripAdvisor participating employees were transferred from the Expedia Retirement Savings Plan to the TripAdvisor Retirement Savings Plan. The fair value of net assets transferred from the Expedia Retirement Savings Plan to the TripAdvisor Retirement Savings Plan related to these participants was $25,317,721.

Contributions

Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10% of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options.

Notes to Consolidated Financial Statements (continued)

There are two types of Company contributions available under the Plan. The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary profit sharing contributions. During the year ended December 31, 2011, no discretionary profit sharing contributions were made to the Plan.

Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.

Vesting

Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balance of forfeited accounts at December 31, 2011 and 2010 are $669,620 and $552,056, respectively. During 2011, $349,951 of the forfeited amounts was used to fund company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within

Notes to Consolidated Financial Statements (continued)

ninety days following the termination date. As of December 31, 2011, the rates of interest on outstanding loans ranged from 4.25-9.25% with various maturities through 2026.

Payment of Benefits

Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty.

Administrative Expenses

Administrative expenses include fees to administer the Plan and the investment funds. Substantially all costs of administering the Plan, including professional and other expenses, are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-

Notes to Consolidated Financial Statements (continued)

contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the Fidelity Managed Income Portfolio (MIP) common collective trust fund. The statements of net assets available for benefits present the fair value of the investment in the MIP as well as the adjustment of the investment in the MIP from fair value to contract value.

The fair value of the Plan’s interest in the MIP is based on information reported by the issuer of the common collective trust at year-end. The statement of changes in net assets available for benefits is prepared on a contract value basis related to the Plan’s MIP investment.

Benefit Payments

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Plan’s interest in the MIP is calculated by applying the Plan’s ownership percentage in the MIP to the total fair value of the MIP. The underlying assets owned by the MIP consist primarily of readily marketable fixed income securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants.

Notes to Consolidated Financial Statements (continued)

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.

3. Fair Value of Investments

The Plan’s investments are measured at fair value on a recurring basis. Accounting Standards Codification Topic 820, “Fair Value Measures and Disclosures,” describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plan’s money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in common collective trusts for which the valuation is based on the value of the underlying investments. Therefore, the common collective trusts are classified as Level 2.

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Mutual Funds
Blended Funds	$48,536,683	$—	$48,536,683
Large Cap	44,925,720	—	44,925,720
International	20,406,352	—	20,406,352
Mid Cap	23,101,402	—	23,101,402
Income Funds	13,781,493	—	13,781,493
Small Cap	10,761,420	—	10,761,420
Investments in self-directed brokerage accounts	4,245,970	—	4,245,970
Investments in Expedia, Inc. common stock	2,699,780	—	2,699,780
Investments in TripAdvisor, Inc. common stock	2,361,865		2,361,865
Investments in common collective trust	—	10,752,528	10,752,528

Total Investments at Fair Value	$170,820,685	$10,752,528	$181,573,213

Notes to Consolidated Financial Statements (continued)

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Mutual Funds
Blended Funds	$48,623,748	$—	$48,623,748
Large Cap	46,809,291	—	46,809,291
International	25,703,808	—	25,703,808
Mid Cap	24,136,144	—	24,136,144
Income Funds	11,947,895	—	11,947,895
Small Cap	11,219,511	—	11,219,511
Investments in self-directed brokerage accounts	3,338,478	—	3,338,478
Investments in Expedia, Inc. common stock	4,354,972	—	4,354,972
Investments in common collective trust	—	10,213,987	10,213,987

Total Investments at Fair Value	$176,133,847	$10,213,987	$186,347,834

4. Investments

The Plan’s net depreciation in value of investments (including investments purchased, sold, and held during the period) as determined by quoted market prices, for the year ended December 31, 2011 is as follows:

Registered investment companies	$(11,485,513)
Expedia, Inc. common stock	(620,728)
TripAdvisor, Inc. common stock	1,083,402

Total net depreciation in fair value of investments	$(11,022,839)

The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2011 and 2010:

	2011	2010
Fidelity ContraFund	$23,328,577	$25,500,582
Fidelity Low-Priced Stock Fund	14,411,828	14,499,970
Fidelity Freedom 2040 Fund	12,336,158	12,793,108
Pimco Total Return Fund	11,602,901	10,930,611
Fidelity Diversified International Fund	10,980,096	13,312,755
Fidelity Managed Income Portfolio Fund	10,752,528	10,213,987
Spartan 500 Index Fund	9,725,941	*
Dodge & Cox International Stock Fund	*	11,738,490

*	Dodge & Cox International Stock Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2011. Spartan 500 Index Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2010.

Notes to Consolidated Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

In accordance with determination letter program procedures set forth by the Internal Revenue Service (“IRS”), the Plan applied for a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan received a favorable determination letter from the IRS dated October 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and therefore entitled to favorable tax treatment.

In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator’s knowledge, there are currently no audits in progress for any tax periods.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits at fair value, per the Form 5500	$185,887,169	$190,340,683
Less: Adjustment from fair value to contract value for interest in the MIP which invests in fully benefit-responsive investment contracts	(265,199)	(83,050)

Net assets available for benefits, per the financial statements	$185,621,970	$190,257,633

Notes to Consolidated Financial Statements (continued)

8. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were $14,398 for the year ended December 31, 2011.

At December 31, 2011 and 2010, the Plan held 93,022 and 173,542 shares, respectively, of common stock of the Company, with a cost basis of $1,885,356 and $3,191,489, respectively, and fair value of $2,699,780 and $4,354,972, respectively. At December 31, 2011, the Plan held 93,637 shares of TripAdvisor, Inc. common stock, with a cost basis of $1,963,070 and a fair value of $2,361,865. During the year ended December 31, 2011, the Plan recorded $52,719 in dividend income on the common stock of the Company.

Supplemental Schedule

Expedia Retirement Savings Plan

EIN: 91-1996083 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value
	Registered investment companies:
*	Fidelity Freedom 2000 Fund	58,785	shares	$698,370
*	Fidelity Freedom 2005 Fund	12,190	shares	128,238
*	Fidelity Freedom 2010 Fund	89,467	shares	1,172,014
*	Fidelity Freedom 2015 Fund	140,050	shares	1,530,744
*	Fidelity Freedom 2020 Fund	318,866	shares	4,183,522
*	Fidelity Freedom 2025 Fund	361,735	shares	3,910,360
*	Fidelity Freedom 2030 Fund	572,394	shares	7,349,545
*	Fidelity Freedom 2035 Fund	704,649	shares	7,434,052
*	Fidelity Freedom 2040 Fund	1,676,108	shares	12,336,158
*	Fidelity Freedom 2045 Fund	702,403	shares	6,103,885
*	Fidelity Freedom 2050 Fund	359,587	shares	3,070,876
*	Fidelity Freedom Income Fund	55,064	shares	618,919
*	Fidelity ContraFund	345,814	shares	23,328,577
*	Fidelity Diversified International Fund	430,255	shares	10,980,096
*	Fidelity Low-Priced Stock Fund	403,354	shares	14,411,828
	MSI Small Company Growth Portfolio	292,896	shares	3,702,202
*	Spartan Extended Market Fund	29,899	shares	1,060,222
*	Spartan International Fund	31,864	shares	947,962
*	Spartan 500 Index Fund	218,560	shares	9,725,941
	Dodge & Cox International Stock Fund	289,955	shares	8,478,294
	Goldman Sachs Small Cap Value Fund	172,935	shares	7,059,218
	Pimco Total Return Fund	1,067,424	shares	11,602,901
	TimesSquare Midcap Growth Fund	577,544	shares	7,629,352
	MainStay Large Cap Growth Fund	1,144,194	shares	8,009,358
	Affiliated Managers Group Value Fund	429,571	shares	3,861,844
	Vanguard Total Bond Market Investor Fund	198,054	shares	2,178,592

	Total registered investment companies			161,513,070
	Common/collective trust fund:
*	Fidelity Managed Income Portfolio Fund	10,487,329	units	10,752,528
	Common stock:
*	Expedia, Inc. common stock	93,022	shares	2,699,780
*	TripAdvisor, Inc. common stock	93,637	shares	2,361,865
*	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks		4,245,970
*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.25%, maturing through 2026		3,231,944
*	Non-interest bearing cash			23,901

				$184,829,058

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN

Date:	By:	/s/ Connie Symes
June 25, 2012		Connie Symes
Chair of Benefit Plans Administration Committee Expedia, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP